FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated June 3, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

MICROLOGIX ENTERS INTO EXCLUSIVE LICENSE NEGOTIATION PERIOD TO PARTNER MBI-226

FDA Meeting Provides Several Potential Paths Forward

Vancouver, BC, CANADA – June 3, 2004 – Micrologix Biotech Inc. (“Micrologix”) (TSX: MBI; OTC: MGIXF) has entered into an exclusive negotiation period to license MBI-226 (omiganan pentahydrochloride 1% gel), an antimicrobial cationic peptide in Phase III clinical development for the prevention of catheter-related infections, to a US-based specialty pharmaceutical company (“Specialty Pharma”).

The negotiation period is for up to 60 days (the “Exclusivity Period”) during which Micrologix will negotiate exclusively with Specialty Pharma the terms of a definitive license agreement for MBI-226.  Micrologix will receive a non-refundable fee as compensation for suspending licensing discussions with other parties during the Exclusivity Period.  Further terms have not been disclosed.

Micrologix has also met with the United States Food and Drug Administration (“FDA”) regarding the MBI-226 regulatory path forward. Based on the meeting, several options remain available for advancing the program toward market approval. The FDA encouraged Micrologix to complete a confirmatory Phase III trial using, as the primary endpoint, statistically significant data from the first Phase III study completed in July 2003 (see “About MBI-226” below), specifically local catheter site infections (“LCSIs”).  Although a more challenging path, the meeting also resulted in the opportunity to submit a New Drug Application (“NDA”) for catheter-related bloodstream infections (“CRBSIs”) based on statistically significant data from the first Phase III study.  Other options for advancing MBI-226 also resulted from the meeting.  Further discussions with the FDA are anticipated in order to address the timing and process for an NDA filing, including any supportive information or studies that might be of use in such a submission. The regulatory path and process will also be managed further with Specialty Pharma during negotiations and after execution of the definitive license agreement.

Jim DeMesa, M.D., President & CEO of Micrologix added, “I am very proud of our team for advancing            MBI-226 to this stage, since great progress has been made toward a viable market opportunity.  In addition, entering into a commercial partnership is in line with our business model and will allow us to focus on our other high priority and value-driving clinical programs, such as MBI-3253 (entering Phase II for the treatment of hepatitis C virus infections) and MITO-4509 (entering Phase II for Alzheimer’s disease, subject to the completion of our announced acquisition of MitoKor)”.

About MBI-226

MBI-226 is a topical cationic antimicrobial peptide in Phase III clinical development for the prevention of catheter-related infections. In July 2003, Micrologix completed a pivotal Phase III clinical study of MBI-226, which included over 1400 patients in 29 centers in the US.  The primary endpoint, a reduction in CRBSIs, resulted in a 15% improvement as compared to the accepted standard of care, povidone-iodine, which was not statistically significant. Both secondary endpoints of the study, reduction of catheter colonization and local catheter site infections (widely recognized precursors to CRBSIs), achieved a high level of statistical significance compared to the standard of care (p=0.002 and p=0.004, respectively).  A meeting with the FDA in January 2004 determined that data from the secondary endpoints of the above Phase III study could be used in support of an NDA.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human

Micrologix Biotech Inc.

June 3, 2002

clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation. On April 15, 2004, Micrologix announced an agreement to acquire San Diego-based MitoKor, Inc., a biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer’s disease, arthritis, and glaucoma.

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to further meetings with the FDA to address the timing and process for an NDA filing for MBI-226; being able to complete a definitive license agreement for MBI-226 in the 60 day exclusive negotiation period; and MBI-3253 and MITO-4509 entering Phase II. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation, dependence on and management of current and future corporate collaborations, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: June 3, 2004